GURU HEALTH INC.

From:
Vanessa Gillis
Chief Executive Officer
Guru Health Inc.
#10-1019 17th Ave SW
Calgary Alberta
T2T 0A7, Canada

AMENDMENT #1

Re: Form S-1 filed July 9, 2010 File No, 333-168037

To Whom It May Concern:

On behalf of Guru Health Inc. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated August 5, 2010 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

     1) The Company revised the disclosure to clarify the correct web address for the Company's corporate website.

Cover Page

     2)   The Company has revised the cover page as suggested.

     3) The Company has revised the Calculation of Registration Fee table to include a reference to the footnote that appears below the table.

     4) The Company has moved the last paragraph on the cover page of the registration statement to the cover page of the prospectus.

Cover Page of the Prospectus

     5) The Company revised the Prospectus Cover Page and the summary that this is a self underwritten offering conducted by our two officers and directors on a "best efforts" basis.

     6) The Company has revised the outside cover page to advise of prospectus delivery obligation in accordance with Item 502(b) of Regulations S-K.

     7) The Company has revised the disclosure to clarify that there is no assurance our common stock will ever become quoted.

Summary of Our Offering, Page 4

     8) The Company revised the disclosure to include statements regarding the risk of not obtaining sponsorship of a market maker or our common stock becoming quoted or a market for our stock to develop.

     9) The Company has revised the disclosure to include a brief description of the manner in which our marking efforts will begin.

Risk Factors, Page 8

     10) The Company has revised the disclosure to make the suggested changes to the risk factors.

Use of Proceeds

     11) The Company has revised the Use of Proceeds section to include a priority sequence for each individual use of proceeds.

Dilution

     12) The Company has revised the discussion on Dilution to address the concerns in comment 12 of the SEC Comment Letter.

Plan of Distribution

     13) The Company has revised the disclosure to include the details suggested in comment 13.

     14)  The Company has revised the disclosure as suggested.

Management's Discussion and Analysis of Plan of Operation, Page 18

     15) In response to this comment pictures have been removed from the registration statement. No images will be used in our prospectus.

     16) The Company has revised the disclosure to expand upon the effect a smaller raise would have on the Company's ability to reach breakeven revenues. In addition the disclosure was revised to clarify the losses and the discrepancies in the legal/audit/accounting fees.

     17) The Company has revised the disclosure to include additional information on the agreement with EAS Sports as well as additional information about EAS Sports in general.

     18) The Company has revised the disclosure to include the source of statements in the MD&A section of the Plan of Operations. Please see http://eas.com/products for information. Also note changes have been made to the disclosure as EAS has changed the name and description of several of its products. Our pricing and agreements remain in place.

Business, Page 23.

     19) The Company has revised the disclosure to include additional information on competition, distribution and inventory.

Offices, Page 25

     20) The Company has revised the disclosure to include details of office space arrangement. In addition the statement for our service of process address has been changed to be consistent with that on the cover page.

Government Regulations, Page 25

     21) The Company has revised the registration to clarity the jurisdiction under which the regulations are referring and also included the fact that all of EAS Sports products have already been approved by the FDA.

Management, Page 26

     22)  The Company has revised its disclosure to cover the past ten years

     23) The Company has revised its disclosure to expand the experience and educational benefits each director/officer has with regards to their role with Guru Health, inc.

     24) The Company has revised its disclosure as required by Item 407(a) of Regulation S-K

Executive Compensation, Page 28

     25) The Company has revised its disclosure to in the Executive Compensation section to add discussion on plans to pay officers after the offering.

Item 16, Exhibits, Page II-2

     26) There is no written Loan agreement between Vanessa Gillis and the Company. The terms described in the Registration statement are agreed upon verbally. The private subscription agreement used to purchase the shares of Ms. Gillis and Ms. Bradshaw has been added as an exhibit.

Exhibit 5.1

     27)  Exhibit 5.1 has been updated

     28)  Exhibit 5.1 has been updated

     29)  Exhibit 5.1 has been updated


Guru Health Inc.


/s/ Vanessa Gillis
--------------------------------
Vanessa Gillis, CEO